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News Release
NYSE:NOR

Contacts:

Investors:	Media:
Rogene Thaden 605-978-2904 rogene.thaden@northwestern.com	Paul Wyche 605-978-2856 paul.wyche@northwestern.com

FIRST QUARTER EARNINGS EXPECTED IN RANGE OF 66 TO 70 CENTS
Expanets to Restructure Avaya Agreement
Montana Power Transaction Progressing

SIOUX FALLS, S.D.—April 6, 2001—NorthWestern Corporation (NYSE:NOR) today said that it expects to report first quarter 2001 earnings per share of approximately 66 to 70 cents on a diluted basis, compared to 62 cents reported during the first quarter of 2000.

    "NorthWestern's continued earnings performance is driven by our energy and communications growth strategies," said Merle D. Lewis, NorthWestern's chairman and chief executive officer. "The value of our focus on the customer and the diversification of our businesses has become more apparent in light of current economic conditions." Lewis affirmed NorthWestern's first quarter earnings expectations and also highlighted:

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  NorthWestern's electric and natural gas operations continued strong performance.

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  Expanets' planned restructured agreement with Avaya Inc., which is expected to result in enhanced predictability and quality of revenue streams.

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  Earnings and strategic expansion potential from the pending acquisition of The Montana Power Company electric and natural gas transmission and distribution assets.

    "These key drivers are fueling our prospects for continued growth," said Richard R. Hylland, NorthWestern's president and chief operating officer. "We believe our focus on energy and the mid-market communications sectors has positioned NorthWestern with promising opportunities for the future."

Expanets to Restructure Avaya Agreement

    Also today, Expanets announced that it has reached an agreement in principle, subject to final documentation, to restructure its agreement with Avaya Inc. relating to certain terms of Expanets' April 2000 purchase of the Growing and Emerging Markets division of Lucent Technologies' Enterprise Networks Group (which as of September 30, 2000, has been spun off as Avaya Inc.). In the purchase, approximately 700,000 business customers and 1,800 employees became part of the Expanets organization, creating the nation's largest provider of networked communications solutions to mid-market businesses, and Avaya acquired equity interests in Expanets.

    Expanets benefited from the April 2000 transaction by expanding its experienced sales force, gaining a large customer base and fortifying the opportunity to expand its services portfolio and focus on higher-growth and higher-margin sectors, such as network services, data solutions, e-business and converged network solutions. As a result of this transaction, Expanets became Avaya's largest partner in North America, similar to the position Expanets has established with other leading technology companies.

    Under the terms of the original purchase agreement, Avaya was required to refer certain Avaya "small of large" customer accounts (representing small locations of large national accounts) to Expanets as its preferred provider. On an annualized basis, those "small of large" customer accounts were expected to generate certain levels of revenues and cash flow. Since the closing of the transaction, Expanets and Avaya have found that implementing their arrangements surrounding these "small of large" accounts has been more challenging than anticipated.

    Under the proposed terms of Expanets' restructured agreement with Avaya, Avaya will transfer to Expanets additional ongoing maintenance fees and long-term maintenance contracts (which carry higher gross margins than product sales revenue) and Avaya's obligation to refer "small of large" customer accounts would end. Expanets will also gain more flexibility in the use of Avaya for certain outsourced services support, which will allow the company to offer improved service benefits to its customers. Additionally, the proposed agreement would favorably modify certain of the original terms of the financial and capital structure associated with the transaction. The restructuring of the Avaya relationship is subject to the execution of mutually acceptable definitive agreements.

    "We are very pleased with the proposed agreement and believe it demonstrates the commitment of both companies to the long-term success of our relationship," said Jim Walker, Expanets' president and chief executive officer. "Specifically, this agreement will enhance the quality and predictability of our revenue streams and enable Expanets to provide more comprehensive and direct services to our customers." Walker further stated that while Avaya would no longer be contractually obligated to refer "small of large" customers to Expanets, Expanets will continue to be a business partner in delivering Avaya products and services to "small of large" clients. "Expanets and Avaya have a very important strategic partnership," said Walker. "We will continue to pursue opportunities with Avaya to accelerate our sales strategy and capitalize on our leadership in mid-market networked communications."

    While the restructured agreement would provide for more stable and recurring maintenance revenue streams, since the new arrangements are prospective in nature and would generally be effective as of April 1, Expanets anticipates first quarter 2001 revenues and profitability will be impacted by a significant shortfall in "small of large" sales. In addition, the softness of U.S. economic conditions and the current slowdown in the communications industry have led to a reduced demand in certain sectors. Expanets' first quarter revised revenues are expected to be approximately $260 to $275 million as compared to $293 million during the fourth quarter of 2000, due in large part to the aforementioned decline in anticipated "small of large" revenues that are being prospectively replaced with additional maintenance revenue streams.

    Although Expanets continues to aggressively pursue growth initiatives, in light of the current economic environment and the shift in revenue streams that would result from the proposed restructuring of the Avaya agreement, Expanets has also taken steps to improve its short-term cost effectiveness and efficiencies. These steps include specific local office workforce redeployment and resizing along with the scaling back of certain planned investments. Other cost reduction initiatives are also being implemented that focus on discretionary expenses, cost of sales and capital expenditures. Operating losses at Expanets during the first quarter 2001 are estimated to be approximately $45 to $50 million as compared to $26 million during the fourth quarter of 2000. However, based on its proposed revised relationship with Avaya and internal cost efficiency and reduction activities, Expanets' projections for the balance of 2001 and beyond are consistent with prior expectations, with EBITDA targeted to be in excess of $100 million by 2003. Furthermore, as a result of NorthWestern's preferred stock investment in Expanets, NorthWestern's projected earnings in 2001 are not expected to be impacted by Expanets' first quarter results. More information on the basis of consolidation and NorthWestern's accounting for Expanets is available in the company's most recent annual report and in documents filed with the Securities and Exchange Commission.

Montana Power Transaction Progressing

    As previously announced, NorthWestern's pending acquisition of electric and natural gas transmission and distribution assets from The Montana Power Company has received approval from the

Federal Energy Regulatory Commission and has received Hart-Scott-Rodino clearance. The transaction is also subject to approval from the Montana Public Service Commission, which must decide that Montana Power, as a subsidiary or division of NorthWestern, will continue to be a fit, willing and able provider of electric and natural gas transmission and distribution services in Montana, as well as the approval of Montana Power's shareholders. The closing is subject to customary closing requirements, including confirmation of representations and warranties, compliance with covenants and the satisfaction of contractual closing conditions.

    More information on the company's quarterly performance, on the proposed restructured agreement with Avaya and on The Montana Power transaction will be discussed in NorthWestern's regularly scheduled first quarter earnings conference call on May 3, 2001, at 10 a.m., Central time. Interested parties are invited to listen by logging on to www.northwestern.com.

    NorthWestern Corporation and its partner entities are leading providers of services and solutions to more than 2 million customers across America in the energy and communications sectors. NorthWestern's partner entities include NorthWestern Services Group, a provider of electric, natural gas and communications services to Midwestern customers; Expanets, the largest mid-market provider of networked communications solutions and services in the United States; Blue Dot, a national provider of air conditioning, heating, plumbing and related services; and CornerStone Propane Partners L.P. (NYSE:CNO), the nation's fifth largest retail propane distribution entity. Further information about NorthWestern is available on the Internet at www.northwestern.com.

    Certain statements made in this news release, including those relating to expectation of future financial performance, continued growth, changes in economic conditions or capital markets and changes in customer usage patterns and preferences are forward-looking statements that involve inherent risks and uncertainties. A number of important factors which are difficult to predict and many of which are beyond the control of the Corporation, could cause actual results to differ materially from those implied by the forward-looking statements within the meaning of the "safe harbor" provisions of the Securities and Exchange Act of 1934, as amended. These forward-looking statements are subject to various risks and uncertainties. These factors include, but are not limited to, the adverse impact of weather conditions, unscheduled generation outages, maintenance or repairs, unanticipated changes to fossil fuel or gas supply costs or availability due to higher demand, shortages, transportation problems or other developments; developments in the federal and state regulatory environment and the terms associated with obtaining regulatory approvals; the rate of growth and economic conditions in the service areas of the Corporation and its subsidiaries; the speed and degree to which competition enters the Corporation's businesses; the timing and extent of changes in interest rates and fluctuations in energy-related commodity prices; risks associated with acquisitions, transition and integration of acquired companies; changes in customer usage patterns and preferences; as well as changing conditions in the economy, capital markets and other factors identified from time to time in the Corporation's filings with the Securities and Exchange Commission. This news release should be read in conjunction with the company's report on Form 10-K for 2000, that can be located at www.sec.gov or requested from NorthWestern Corporation at www.northwestern.com.

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